

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 27, 2016

David S. Chernow
President and Chief Executive Officer
Select Medical Holdings Corp.
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

> **Re: Select Medical Holdings Corp.**
> **Select Medical Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K Filed May 5, 2016**
> **File Nos. 001-34465 and 001-31441**

Dear Mr. Chernow:

    We have reviewed your filing and have the following comments. Please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition, page 60

1.   We note that the percentage of net operating revenues derived from the Medicare program has declined slightly from 2012 to 2014, and then declined significantly from 45% in 2014 to 37% in 2015. We also note that for the three-month period ended March 31, the percentage declined from 45% in 2015 to 32% in 2016. Please revise to clarify

the reasons for this decline and the extent to which you expect this trend to continue. Also revise to clarify the overall financial impact of this decline.

2.   Please describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on your revenue or income from continuing operations. We note your series of Medicare risk factors starting on page 36, as well as the statement in the second paragraph under "Regulatory Change" on page 63 regarding "some of the more significant healthcare regulatory changes that have affected our financial performance." To the extent it is known that the events described will cause a material change in the relationship between your costs and revenues, the change in the relationship should be disclosed.

Significant 2015 Events

New Specialty Hospital Start-up Operating Expenses, page 61

3.   Refer to "start-up Adjusted EBITDA." We are unable to locate certain required disclosures including a reconciliation of start-up Adjusted EBITDA losses to the most comparable GAAP measure on pages 77 and 78. Please revise to comply with the requirements outlined in Item 10(e)(1) of Regulation S-K.

Form 8-K filed May 5, 2016

VI. Reconciliation of Income Per Common Share to Adjusted Income Per Common Share

4.   We refer to your presentation of adjusted income per common share. Please revise to comply with the requirements outlined in Item 10(e)(1)(i) of Regulation S-K .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Marty Jackson, CFO